UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Community Bancorp.
(Name of Issuer)
Common Stock, $2.50 par value per share
(Title of Class of Securities)
20343A101
(CUSIP Number)

Anita G. Zucker

c/o The Inter Tech Group, Inc.

4838 Jenkins Avenue

North Charleston, SC 29405

843-744-5174

With a copy to:

Christopher J. Hubbert

1375 East Ninth Street, 29th Floor

Cleveland, OH 44114

216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 20343A101	Page 2 of 3

1	NAME OF REPORTING PERSONS Anita G. Zucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 20343A101	Page 3 of 3

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of the common stock, $2.50 par value per share (the “Shares”), of Community Bancorp. (the “Company”), a Vermont corporation with offices at 4811 US Route 5, Derby, Vermont 05829, beneficially owned by Anita G. Zucker. Mrs. Zucker is amending her Schedule 13D to reflect her current ownership of Shares of the Company.

Item 5. Interest in Securities of the Issuer.

The Article 6 Marital Trust, under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 (the “Trust”), owns 3,000,000 Shares, or 5.7% of the Company’s outstanding Shares. Mrs. Zucker, as trustee of the Trust, has sole voting, investment and dispositive power with respect to the Trust’s Shares. Neither the Trust nor Mrs. Zucker has effected any transactions in the Shares of the Company during the past sixty days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 14, 2020

/s/ Anita G. Zucker

Anita G. Zucker, individually and as Trustee for The Article 6 Marital Trust